EXHIBIT 99.1

INNATE PHARMA ANNOUNCES COMPLETION OF ENROLLMENT IN PHASE 1 DOSE ESCALATION STUDY OF IPH4502, A NOVEL NECTIN-4 EXATECAN ANTIBODY-DRUG CONJUGATE (ADC)

Marseille, France, July 21, 2026, 7:00 AM CEST

•Enrollment completed in the dose escalation of IPH4502-101 study, with preliminary data readout from 76 patients expected by year-end
•Favorable safety profile observed to date, with limited hematological toxicity
•Objective responses observed in heavily pre-treated patients with post-EV UC, as well as NSCLC and HNSCC, supporting the potential of IPH4502 in populations with high unmet medical need

Marseille, France, July 21, 2026, 7:00 AM CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) ("Innate" or the "Company"), today announced the completion of enrollment in the dose escalation of the Phase 1 study of IPH4502 (NCT06781983), its proprietary Nectin-4 exatecan ADC. Preliminary data are expected by year-end and will include data from 76 patients, guiding Phase 1 dose optimization in selected tumor types.
The IPH4502-101 Phase 1 study is an open-label, multi-center study evaluating the safety, tolerability, and preliminary anti-tumor activity of IPH4502 as a single agent in patients with advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma (UC), non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), breast, ovarian, gastric, esophageal, and colorectal cancers. The Phase 1 dose-escalation part has recruited 76 patients in France and the United States.
To date, IPH4502 continues to show a favorable safety profile, with limited hematological toxicity, supporting the hypothesis that the Company’s proprietary linker leads to a slow release of free exatecan, minimizing toxicity. Preliminary anti-tumor activity continues to be observed in heavily pre-treated patients with advanced solid tumors, with objective responses reported in UC post enfortumab vedotin, as well as in NSCLC and HNSCC.
“Completing enrollment in the dose escalation marks an important milestone for IPH4502. The data generated to date continue to support the differentiated design of IPH4502, notably through the limited hematological toxicity observed to date, which we believe might reflect the benefits of our proprietary linker. We look forward to the dose escalation dataset by year-end, which will guide our path into dose optimization and further define the clinical potential of IPH4502,” said Sonia Quaratino, EVP Chief Medical Officer of Innate Pharma.

About IPH4502
IPH4502 is Innate Pharma's proprietary Nectin-4 antibody-drug conjugate (ADC), built on three differentiated components. The payload is exatecan, a potent topoisomerase I inhibitor, with the potential to overcome key limitations associated with monomethyl auristatin E (MMAE)-based ADCs, including multidrug resistance protein 1 (MDR1)-mediated resistance, and without the need for CYP2D6 genotyping. IPH4502 incorporates a proprietary stable linker designed to slow the release of free exatecan into the circulation. The binder is a proprietary humanized anti-Nectin-4 antibody with high affinity and a distinct, non-overlapping epitope compared with enfortumab vedotin (EV). In preclinical studies, IPH4502 demonstrated anti-tumor activity in EV-resistant tumor models and in tumors with low and heterogeneous

Nectin-4 expression, supporting its potential applicability across solid tumor types beyond urothelial carcinoma (UC). IPH4502 is currently being evaluated in the Phase 1 IPH4502-101 study (NCT06781983) in patients with advanced solid tumors known to express Nectin-4.

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin-4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer (NSCLC).
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

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Disclaimer on forward-looking information and risk factors
For a discussion of risks and uncertainties, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For more information
Investors & Media Relations Innate Pharma Stéphanie Cornen stephanie.cornen@innate-pharma.fr Investor Relations investors@innate-pharma.fr Media communication@innate-pharma.fr